# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, DC 20549

# FORM 4

## STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

**Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940**

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

| 1. Name and Address of Reporting Person* *(Last, First, Middle)* | 2. Issuer Name and Ticker or Trading Symbol | 3. I.R.S. Identification Number of Reporting Person, if an entity *(Voluntary)* |
| --- | --- | --- |
| Miller, Paul C. | SIFCO Industries, Inc. - "SIF" | |
| | 4. Statement for *(Month/Day/Year)* | 5. If Amendment, Date of Original *(Month/Day/Year)* |
| 17990 Great Lakes Parkway *(Street)* | December 2, 2002 | |
| Hiram, Ohio 44234 *(City) (State) (Zip)* | 6. Relationship of Reporting Person(s) to Issuer *(Check All Applicable)* <br> ☒ Director  ☐ 10% Owner <br> ☐ Officer *(give title below)* <br> ☐ Other *(specify below)* | 7. Individual or Joint/Group Filing *(Check Applicable Line)* <br> ☒ Form filed by One Reporting Person <br> ☐ Form filed by More than One Reporting Person |

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

\* If the form is filed by more than one reporting person, *see* instruction 4(b)(v).

## Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

| 1. Title of Security (Instr. 3) | 2. Transaction Date (Month/Day/Year) | 2a. Deemed Execution Date, if any. (Month/Day/Year) | 3. Transaction Code (Instr. 8) | | 4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) | | | 5. Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4) | 6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4) | 7. Nature of Indirect Beneficial Ownership (Instr. 4) |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | Code | V | Amount | (A) or (D) | Price | | | |
| SIFCO Industries, Inc. - Common Shares | 12/02/02 | | P | | 700 | A | $3.00 | 1,700 | D | |
| SIFCO Industries, Inc. - Common Shares | 12/02/02 | | P | | 1,000 | A | $3.10 | 2,700 | D | |

| 1. Title of Security (Instr. 3) | 2. Transaction Date (Month/Day/Year) | 2a. Deemed Execution Date, if any. (Month/Day/Year) | 3. Transaction Code (Instr. 8) | | 4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) | | | 5. Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4) | 6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4) | 7. Nature of Indirect Beneficial Ownership (Instr. 4) |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | Code | V | Amount | (A) or (D) | Price | | | |
| SIFCO Industries, Inc. - Common Shares | 12/02/02 | | P | | 700 | A | $3.00 | 1,700 | D | |
| SIFCO Industries, Inc. - Common Shares | 12/02/02 | | P | | 1,000 | A | $3.10 | 2,700 | D | |

## Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
### (*e.g.*, puts, calls, warrants, options, convertible securities)

| 1. Title of Derivative Security *(Instr. 3)* | 2. Conversion or Exercise Price of Derivative Security | 3. Transaction Date *(Month/Day/Year)* | 3a. Deemed Execution Date, if any *(Month/Day/Year)* | 4. Transaction Code *(Instr. 8)* | | 5. Number of Derivative Securities Acquired (A) or Disposed of (D) *(Instr. 3, 4 and 5)* | |
|---|---|---|---|---|---|---|---|
| | | | | Code | V | (A) | (D) |
| | | | | | | | |
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**Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued**
(*e.g.*, puts, calls, warrants, options, convertible securities)

| 6. Date Exercisable and Expiration Date *(Month/Day/Year)* | | 7. Title and Amount of Underlying Securities *(Instr. 3 and 4)* | | 8. Price of Derivative Security *(Instr. 5)* | 9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) *(Instr. 4)* | 10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) *(Instr. 4)* | 11. Nature of Indirect Beneficial Ownership *(Instr. 4)* |
|---|---|---|---|---|---|---|---|
| Date Exercisable | Expiration Date | Title | Amount or Number of Shares | | | | |
| | | | | | | | |
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**Explanation of Responses:**

| | |
|---|---|
| POA - Remigijus H. Belzinskas | 12/02/02 |
| **Signature of Reporting Person | Date |

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** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff (a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.